Exhibit 99.3

InflaRx Reports Third Quarter 2021
Financial & Operating Results

•	Feedback received from FDA supportive of new primary endpoint measuring reductions in all three inflammatory Hidradenitis Suppurativa (HS) lesions for Phase III program with vilobelimab in HS

•	In Phase IIa open-label study with vilobelimab in Pyoderma Gangraenosum, 6 out of 7 patients in highest dose cohort showed clinical remission and closure of target ulcer

•	InflaRx awarded grant by German government of up to €43.7 million to advance development of vilobelimab for treatment of severe COVID-19 patients

•	Enrollment completed in Phase III part of Phase II/III study evaluating vilobelimab in severe COVID-19; Topline results expected in Q1 2022

•	Cash, cash equivalents and financial assets of approximately €120.6 million as of September 30, 2021

Jena, Germany, November 5, 2021 – InflaRx (Nasdaq: IFRX), a clinical-stage biopharmaceutical company developing anti-inflammatory therapeutics by targeting the complement system, announced today financial and operating results for the three and nine months ended September 30, 2021.

“We are pleased by the recent developments with our immunodermatology franchise with vilobelimab, including the outcome of the Type A meeting with the FDA for Hidradenitis Suppurativa and positive results in our study in Pyoderma Gangraenosum,” said Prof. Niels C. Riedemann, Chief Executive Officer and Founder of InflaRx. “Before year end, we expect additional important catalysts for the Company, including data from our Phase II AAV study.  We also are grateful for the grant from the German government to assist in advancing our COVID-19 program, from which topline data are expected in Q1 2022."

Recent Corporate Highlights and R&D Update

Vilobelimab in Hidradenitis Suppurativa (HS)

In September, InflaRx announced the outcome of its Type A meeting with the U.S. Food & Drug Administration (FDA).  The FDA response was supportive of a pivotal study program that focuses on patients with active draining tunnels and a new primary efficacy endpoint that will include measuring the reduction of all three lesions - inflammatory nodules, abscesses and draining tunnels. The Company also plans to include various secondary and exploratory endpoints to validate the new primary efficacy measure, which thus far has not been used in prospective, randomized trials.

InflaRx is still in active dialogue with the FDA on the final details of the pivotal Phase III study design. Once the protocol is agreed upon with the FDA, the Company will provide more details about the study, including the primary endpoint.

Vilobelimab in Pyoderma Gangraenosum (PG)
As previously announced, a total of 19 patients were enrolled in a multi-center, proof-of-concept, open-label Phase IIa study evaluating the safety and efficacy of vilobelimab in patients with PG. Efficacy is being evaluated by a responder rate defined as a Physician Global Assessment (PGA) score of ≤3 of the target ulcer at various timepoints and time to complete closure (remission) of the target ulcer. Over a treatment period of 26 weeks, patients were treated biweekly with vilobelimab 800mg, 1600mg or 2400mg, after an initial run-in phase with three doses of 800mg on days 1, 4 and 8. Per protocol, a dose increase to the next higher dosing group was possible upon disease assessment on day 57. Following the treatment period, patients continued to be observed for a period of two months, which is ongoing for the third cohort.

As reported in October 2021, in the third and final dosing cohort at 2400mg biweekly, six of the seven patients achieved clinical remission with a PGA score of ≤1, which reflects a closure of the target ulcer. All patients in cohort 3 had elevated C5a levels at baseline that were continuously suppressed after initiation of vilobelimab.

InflaRx previously reported data for ten evaluable patients in the first two dose cohorts at day 99. The patient in the second dosing cohort demonstrating complete target ulcer closure had been increased from the 1600mg dose group to the highest dose of 2400mg dose on day 57 of the study, and the ulcer closed after the dose escalation. At day 99, this patient had a PGA score of 1, and by the end of the treatment period at day 189 had a PGA score of 0.

Overall, vilobelimab was well tolerated in the study. From all cohorts, two patients had related serious adverse events (SAEs) that were reported: One patient experienced an erysipelas leading to hospitalization (judged as non-related by sponsor), another developed a rash due to a delayed hypersensitivity reaction and withdrew from the study (which had been previously disclosed from cohort 2). No dose-related AEs were found. Overall, the observed AE profile was in line with the underlying diseases.

Vilobelimab in Severe COVID-19
In October 2021, InflaRx reported that enrollment had completed in the Phase III part of the global Phase II/III trial evaluating vilobelimab in mechanically ventilated patients with COVID-19. A total of 369 patients across several countries, including in Europe, South America and other regions, were enrolled. Topline data at the 28-day mortality primary endpoint are expected to be available in Q1 2022.

In October 2021, InflaRx announced that it had received a grant of up to EUR 43.7 million from the German Ministry of Education and Research and the German Ministry of Health to support the Company’s development of vilobelimab for the treatment of severe COVID-19 patients. The initial tranche amounts to EUR 25.8 million (approximately USD 29.9 million) and is structured as reimbursement of 80% of certain pre-specified expenses related to the clinical development and manufacturing of vilobelimab. The remainder of the grant will be awarded in three additional subsequent tranches, each conditional on reaching agreed-upon development and manufacturing-related milestones for the preceding tranche and structured as reimbursement for Company expenses. Individual tranches will not be paid if the preceding milestone of a tranche is not met. Payments from this grant to the Company are expected to begin in Q4 2021.

Vilobelimab in ANCA-associated Vasculitis (AAV)
In May 2021, InflaRx reported topline data from the US IXPLORE Phase II study of vilobelimab in AAV. The results indicated that vilobelimab, when given in addition to best standard of care, was well tolerated.

InflaRx is expecting data from the AAV Phase II study in Europe (IXCHANGE), a randomized, double-blind, placebo-controlled trial with 57 patients, by the end of 2021.

Vilobelimab in Cutaneous Squamous Cell Carcinoma (cSCC)
An open-label, multicenter Phase II study evaluating vilobelimab alone and in combination with pembrolizumab in patients with PD-1 or PD-L1 inhibitor resistant/refractory locally advanced or metastatic cSCC is currently enrolling patients.

To date, a total of five patients have been enrolled in the study, four in the monotherapy arm and one in the combination arm. After five weeks of treatment with the first three patients in the monotherapy arm, a safety assessment was completed, and enrollment in the combination arm was opened.

Financial highlights – Q3 2021

Research and development expenses incurred for the nine months ended September 30, 2021 increased over the corresponding period in 2020 by €5.7 million to €25.6 million. This increase was primarily due to higher expense for the Phase III part of the COVID-19 trial and was driven by an overall increase in third-party expenses of €4.2 million. The €1.3 million increase in personnel expenses was mainly related to equity-settled share-based compensation.

General and administrative expenses increased by €3.1 million to €9.1 million for the nine months ended September 30, 2021, from €6.1 million for the nine months ended September 30, 2020. This increase is attributable to higher expenses from equity-settled share-based compensation recognized in personnel expenses. Furthermore, legal, consulting and other expenses increased by €0.8 million to €3.9 million for the nine months ended September 30, 2021, from €3.2 million for the nine months ended September 30, 2020 due to increased finance-related, legal and consulting fees.

Net financial result increased by €1.1 million to €1.7 million for the nine months ended September 30, 2021, from €0.6 million for the nine months ended September 30, 2020. This increase is mainly attributable to higher foreign exchange gains, which increased by €2.2 million, partially offset by higher foreign exchange losses of €0.5 million while interest on marketable securities declined by €0.8 million due to lower interest rates available on debt securities in capital markets.

Net loss for the nine months ended September 30, 2021 was €33.0 million, compared to €25.1 million for the nine month ended September 30, 2020. On September 30, 2021, the Company’s total funds available were approximately €120.6 million, composed of cash and cash equivalents of €70.0 million and financial assets of €50.7 million.

Net cash used in operating activities increased to €28.2 million in the nine months ended September 30, 2021, from €26.8 million in the nine months ended September 30, 2020.

Additional information regarding these results and other relevant information is included in the Notes to the Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2021, as well as the financial statements as of December 31, 2020, in “ITEM 18. Financial statements,” which is included in InflaRx’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC).

InflaRx N.V. and subsidiaries
Unaudited Interim Condensed Consolidated Statements of Operations and
Comprehensive Loss for the three and nine months ended September 30, 2021 and 2020

	For the three months ended September 30,		For the nine months ended September 30,
(in €, except for share data)	2021 (unaudited)	2020 (unaudited)	2021 (unaudited)	2020 (unaudited)

Operating Expenses
Research and development expenses	(9,359,850)	(5,246,536)	(25,566,005)	(19,901,661)
General and administrative expenses	(3,395,606)	(1,166,070)	(9,115,783)	(6,057,767)
Total Operating Expenses	(12,755,456)	(6,412,606)	(34,681,788)	(25,959,428)
Other income	22,850	3,471	43,529	200,763
Other expenses	—	(13)	(844)	(9,184)
Operating Result	(12,732,606)	(6,409,148)	(34,639,103)	(25,767,849)
Finance income	27,380	95,086	85,964	844,842
Finance expenses	(9,527)	(9,995)	(16,261)	(15,253)
Foreign exchange result	715,799	(660,907)	1,621,165	(112,933)
Other financial result	(56,000)	126,000	(13,000)	(74,000)
Income Taxes	—	—	—	—
Loss for the Period	(12,054,955)	(6,858,964)	(32,961,235)	(25,125,193)

Share Information
Weighted average number of shares outstanding	44,186,279	27,733,778	40,740,353	26,674,233
Loss per share (basic/diluted)	(0.27)	(0.25)	(0.81)	(0.94)

Loss for the Period	(12,054,955)	(6,858,964)	(32,961,235)	(25,125,193)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency	2,536,278	(3,022,687)	4,613,675	(2,761,792)
Total Comprehensive Loss	(9,518,677)	(9,881,651)	(28,347,560)	(27,886,985)

InflaRx N.V. and subsidiaries
Unaudited Interim Condensed Consolidated Statements of Financial Position
as of September 30, 2021 and December 31, 2020

in €	September 30, 2021 (unaudited)	December 31, 2020

ASSETS
Non-current assets
Property and equipment	299,896	408,263
Right-of-use assets	1,500,865	546,694
Intangible assets	262,641	350,183
Other assets	340,572	353,522
Financial assets	26,716,011	272,268
Total non-current assets	29,119,985	1,930,930
Current assets
Current other assets	5,409,079	3,734,700
Current tax assets	918,021	1,419,490
Financial assets	23,957,605	55,162,033
Cash and cash equivalents	69,967,424	25,968,681
Total current assets	100,252,128	86,284,904
TOTAL ASSETS	129,372,113	88,215,834

EQUITY AND LIABILITIES
Equity
Issued capital	5,302,354	3,387,410
Share premium	280,261,994	220,289,876
Other capital reserves	30,082,596	26,259,004
Accumulated deficit	(201,306,855)	(168,345,620)
Other components of equity	886,884	(3,726,791)
Total equity	115,226,973	77,863,880
Non-current liabilities
Lease liabilities	1,155,432	220,525
Other liabilities	34,770	33,323
Total non-current liabilities	1,190,202	253,847
Current liabilities
Trade and other payables	11,517,356	8,258,133
Lease liabilities	363,877	338,516
Employee benefits	943,640	1,368,731
Other liabilities	130,066	117,727
Provisions	—	15,000
Total current liabilities	12,954,938	10,098,107
Total Liabilities	14,145,140	10,351,954
TOTAL EQUITY AND LIABILITIES	129,372,113	88,215,834

InflaRx N.V. and subsidiaries
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the nine months ended September 30, 2021 and 2020

(in €, except for share data)	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other components of equity	Total equity

Balance as of January 1, 2021	3,387,410	220,289,876	26,259,004	(168,345,620)	(3,726,790)	77,863,880
Loss for the period	—	—	—	(32,961,235)	—	(32,961,235)
Exchange differences on translation of foreign currency	—	—	—	—	4,613,675	4,613,675
Total comprehensive loss	—	—	—	(32,961,235)	4,613,675	(28,347,560)
Issuance of common shares and warrants	1,873,203	63,269,346	—	—	—	65,142,549
Transaction costs	—	(4,219,222)	—	—	—	(4,219,222)
Share-based payment expense	—	—	3,823,592	—	—	3,823,592
Share options exercised	41,741	921,994	—	—	—	963,735
Balance as of September 30, 2021 (unaudited)	5,302,354	280,261,994	30,082,596	(201,306,855)	886,884	115,226,973

Balance as of January 1, 2020	3,132,631	211,006,606	25,142,213	(134,362,006)	2,227,228	107,146,673
Loss for the period	—	—	—	(25,125,193)	—	(25,125,193)
Exchange differences on translation of foreign currency	—	—	—	—	(2,761,792)	(2,761,792)
Total comprehensive loss	—	—	—	(25,125,193)	(2,761,792)	(27,886,985)
Share-based payment expense	—	—	897,438	—	—	897,438
Share options exercised	19,797	477,149	—	—	—	496,946
Balance as of September 30, 2020 (unaudited)	3,387,410	220,289,876	26,039,651	(159,487,199)	(534,564)	89,695,174

InflaRx N.V. and subsidiaries
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2021 and 2020

in €	For the nine months ended September 30, 2021 (unaudited)	For the nine months ended September 30, 2020 (unaudited)

Operating activities
Loss for the period	(32,961,235)	(25,125,193)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets	502,605	533,687
Net financial result	(1,677,868)	(642,656)
Share-based payment expense	3,823,592	897,438
Net foreign exchange differences	(3,185)	(869,402)
Changes in:
Other assets	(1,159,960)	(226,811)
Employee benefits	(438,436)	(191,042)
Other liabilities	12,130	13,896
Trade and other payables	3,259,223	(2,415,210)
Interest received	443,531	1,238,643
Interest paid	(15,072)	(15,546)
Net cash used in operating activities	(28,214,674)	(26,802,196)
Investing activities
Purchase of intangible assets, property and equipment	(21,691)	(83,855)
Purchase of financial assets	(40,512,715)	(68,169,518)
Proceeds from the maturity of financial assets	48,250,724	97,465,290
Net cash from investing activities	7,716,318	29,211,918
Financing activities
Proceeds from issuance of common shares	65,142,549	9,770,944
Transaction costs from issuance of common shares	(4,219,222)	(729,841)
Proceeds from exercise of share options	963,735	496,946
Repayment of lease liabilities	(271,608)	(275,323)
Net cash from financing activities	61,615,454	9,262,726

Net increase in cash and cash equivalents	41,117,098	11,672,447
Effect of exchange rate changes on cash and cash equivalents	2,881,645	30,362
Cash and cash equivalents at beginning of period	25,968,681	33,131,280
Cash and cash equivalents at end of period	69,967,424	44,834,089

About vilobelimab (IFX-1):

Vilobelimab is a first-in-class monoclonal anti-human complement factor C5a antibody, which highly and effectively blocks the biological activity of C5a and demonstrates high selectivity towards its target in human blood. Thus, vilobelimab leaves the formation of the membrane attack complex (C5b-9) intact as an important defense mechanism, which is not the case for molecules blocking the cleavage of C5. Vilobelimab has been demonstrated to control the inflammatory response driven tissue and organ damage by specifically blocking C5a as a key “amplifier” of this response in pre-clinical studies. Vilobelimab is believed to be the first monoclonal anti-C5a antibody introduced into clinical development. Over 300 people have been treated with vilobelimab in completed clinical trials, and the antibody has been shown to be well tolerated. Vilobelimab is currently being developed for various inflammatory indications, including hidradenitis suppurativa, ANCA-associated vasculitis and pyoderma gangraenosum, as well as severe COVID-19 and cutaneous squamous cell carcinoma (cSCC).

About InflaRx N.V.:

InflaRx (Nasdaq: IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of C5a. Complement C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information please visit www.inflarx.com.

Contacts:

InflaRx N.V.

Jordan Zwick – Chief Strategy Officer
Jason Stewart – Strategy & Investor Relations
Email: IR@inflarx.de
Tel: +1 917-338-6523

MC Services AG

Katja Arnold, Laurie Doyle, Andreas Jungfer
Email: inflarx@mc-services.eu
Europe: +49 89-210 2280
US: +1-339-832-0752

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials; the impact of the COVID-19 pandemic on the Company; the timing and our ability to commence and conduct clinical trials; potential results from current or potential future collaborations; our ability to make regulatory filings, obtain positive guidance from regulators, and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; our ability to develop commercial functions; expectations regarding clinical trial data; our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies; the industry in which we operate; the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.